UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transition period from ________ to ________

Commission File Number 1-15477

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MAXWELL TECHNOLOGIES, INC. 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MAXWELL TECHNOLOGIES, INC.

9244 Balboa Avenue

San Diego, CA 92123

Maxwell Technologies, Inc.

401(k) Savings Plan

Audited Financial Statements and

Supplemental Schedules

Year ended December 31, 2008

REQUIRED INFORMATION

Maxwell Technologies, Inc. 401(k) Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements and schedules are filed as a part of this Annual Report on Form 11-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	4

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008	5

Notes to Financial Statements	6-12

SUPPLEMENTAL SCHEDULES:

Schedule of Assets (Held at End of Year) - Schedule H, Line 4i - as of December 31, 2008	13

SIGNATURES	14

Report of Independent Registered Public Accounting Firm

Maxwell Technologies, Inc. as

Plan Administrator of Maxwell Technologies, Inc.

401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Maxwell Technologies, Inc. 401(k) Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, as listed in the accompanying table of contents, as of December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Diego, California

June 23, 2009

Maxwell Technologies, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
ASSETS	2008	2007

INVESTMENTS, AT FAIR VALUE:
Guaranteed income fund	$15,079,916	$13,848,362
Pooled separate accounts	11,881,443	20,518,096
Mutual funds	425,770	35,196
Participant loans	258,988	280,365

NET ASSETS AVAILABLE FOR BENEFITS	$27,646,117	$34,682,019

See notes to financial statements.

Maxwell Technologies, Inc. 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

ADDITIONS:
Investment income (loss):
Net depreciation in fair value of investments	$(7,527,233)
Interest	548,541

Total investment loss	(6,978,692)

Contributions:
Participant	843,069
Employer	236,254
Rollover	41,931

Total contributions	1,121,254

Total additions net of investment loss	(5,857,438)

DEDUCTIONS:
Distributions to participants	1,159,325
Deemed distributions of participant loans	13,066
Administrative expenses	6,073

Total deductions	1,178,464

Net decrease	(7,035,902)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	34,682,019

End of year	$27,646,117

See notes to financial statements.

Maxwell Technologies, Inc. 401(k) Savings Plan

Notes to Financial Statements

Year ended December 31, 2008

1. DESCRIPTION OF THE PLAN

The following description of the Maxwell Technologies, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan available to all eligible U.S. employees of Maxwell Technologies, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees of the Company’s Maxwell Technologies, S.A., subsidiary are covered by a Swiss pension plan, and therefore are not eligible for the Plan.

Eligibility – U.S. Employees of the Company who have at least 30 days of service are eligible to enter the Plan. An eligible employee may enter the Plan as an active member on the first day of a full payroll period. After one year of service, employees are eligible to participate in the Company’s matching and discretionary contributions.

Contributions – Participants may contribute from 1% to 15% of pretax annual compensation, subject to the limits of the Internal Revenue Code (the “Code”). The maximum employee contribution permitted by the Internal Revenue Service (IRS) for 2008 was $15,500. Participants may also contribute amounts representing rollovers from other qualified plans.

Participants who have attained age 50 within the plan year are eligible to make “catch-up” contributions. The maximum catch-up contribution permitted by the Internal Revenue Service for 2008 was $5,000.

Participants may elect to make after-tax contributions to their own account and designate the manner in which these funds will be invested. Such voluntary contributions may be made up to 10% of compensation.

The Company’s matching contribution is 50% of the first 6% of base compensation that a participant contributes to the Plan.

The Company may also make annual discretionary contributions in an amount determined at the Plan year-end. The discretionary contribution is allocated to participants in the ratio that their compensation bears to the total compensation paid to all eligible participants for the Plan year. There were no discretionary contributions in 2008.

Participant Accounts – Each participant’s account is participant-directed and is credited with the participant’s contributions, the participant’s share of the employer’s contributions, if any, and Plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are immediately vested in their contributions to the Plan as well as the employer’s contributions to the Plan.

Hardship Withdrawals – Participants may withdraw all or a percentage of their account balances attributable to their own contributions upon approval of the Plan Administrator and subject to IRS hardship withdrawal rules. After making a withdrawal, a participant is suspended from making additional contributions for a period of six months from the effective date of the withdrawal.

Withdrawals – Participants may make a cash withdrawal at any time from their after-tax contributions to the Plan.

Participant Loans – Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Interest rates on outstanding loans range from 5% to 9.25%. Principal and interest is paid through payroll deductions. Participants may have up to two outstanding loans at a time.

Payments of Benefits – Upon termination of service, death, disability or retirement, a participant or beneficiary may receive a lump-sum amount equal to the vested value of his or her account or elect to receive installment payments. If the participant’s account is $1,000 or less, the Plan may distribute the entire balance in a lump sum.

Plan Termination – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Administrative Expenses – The Plan incurs certain expenses including charges associated with distribution, loan processing and other transaction charges, investment management and advisory fees and audit and recordkeeping fees. The distribution, loan and other transaction charges are included in administrative expenses on the statement of changes in net assets available for benefits. The remaining charges are paid via the expense ratios charged on the investments and are netted with investment income on the Statement of Changes in Net Assets Available for Benefits. In addition, the Company incurs certain expenses in administering the Plan, which are not passed on as expenses of the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented on the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting for Fully Benefit Responsive Investments – As described in Financial Accounting Standards Board (“FASB”) Staff Position, FSP AGG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA

Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment as well as the adjustment of the investment from fair value to contract value (if necessary) relating to the investment contracts. There was no adjustment between fair value and contract value as of December 31, 2008 or 2007. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Payment of Benefits – Benefits are recorded when paid.

Investment Valuation and Income Recognition – Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

3. INVESTMENTS

Prudential Retirement Insurance & Annuity Company, trustee of the Plan, holds the Plan’s investments and executes all investment transactions. During the year ended December 31, 2008, the Plan’s investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as follows:

Pooled separate accounts	$(7,349,485)
Mutual funds	(177,748)

$(7,527,233)

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31,
	2008	2007
Insurance General Account:
Guaranteed Income Fund	$15,079,916	$13,848,362
Pooled Separate Accounts:
Dryden S&P 500 Index Fund	1,910,228	3,435,794
Prudential International Equity - Julius Baer	<5%	2,088,992
Prudential Retirement Goal 2020 Fund	2,907,425	3,963,723
Large Cap Growth - Turner	1,692,858	3,512,326
Mid Cap Growth - Artisan Partners	<5%	2,508,937

The Plan provides for various investment options in any combination of a guaranteed income fund, pooled separate accounts, and other investment securities. Prior to July 2007, participants were also allowed to invest in Company stock. The Plan limited participant investment in Company stock to 50% of the participant’s account balance.

Investments are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

4. FAIR VALUE MEASUREMENTS

FASB Statement of Accounting Standard No. 157, Fair Value Measurements (“SFAS 157”), clarifies that fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. Under SFAS 157, fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Plan. Unobservable inputs are those that reflect our assumptions about what market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The three levels of the fair value hierarchy defined by SFAS 157 are as follows:

•	Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

•

Level 2 – Valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

•	Level 3 – Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description for the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2008 and 2007.

•

Guaranteed Income Fund: Valued at contract value, which approximates fair value. The fund is fully benefit responsive; therefore, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the Fund. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against the Fund value for credit risk of the Fund issuer or otherwise.

•	Pooled separate accounts: These accounts include the following funds:

•	U.S Stock Funds: Valued at the net asset value of shares held by the Plan at year end. These funds are comprised of domestic securities that are valued using the stated closing price.

•	Commingled Funds: Valued at the net asset value per unit held by the fund at year end as determined by the underlying investments held by the commingled funds.

•	International Stock Fund: Valued at the net asset value of shares held by the Plan at year end.

•

U.S. Bond Fund: Valued by interactive data using inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. Interactive Data also monitors market indices and industry and economic events. Prices are reviewed to ensure comfort and can be challenged with Interactive Data and/or overridden if we believe the price would be more reflective of fair value.

•	Mutual Funds: Valued at the net asset value of shares held by the Plan at year end.

•	Participant Loans: Valued at amortized cost, which approximates fair value.

Assets held by the Plan and measured at fair value on a recurring basis are summarized as follows:

	Fair Value Measurements as of December 31, 2008
Description	Total	Level 1	Level 2	Level 3
Guaranteed Income Fund	$15,079,916	$—	$15,079,916	$—
Pooled Separate Accounts	11,881,443	7,104, 468	4,776,975	—
Mutual Funds	425,770	425,770	—	—
Participant Loans	258,988	—	—	258,988

Total investments, at fair value	$27,646,117	$7,530,238	$19,856,891	$258,988

For those financial instruments with significant Level 3 inputs, the following table summarizes the activity for the period by investment type:

Description	Participant Loans
Beginning balance, December 31, 2007	$280,365
Loan initiations, repayments and other, net	(21,377)

Ending balance, December 31, 2008	$258,988

5. INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan participates in an unallocated insurance contract with Prudential Retirement Insurance and Annuity Company (PRIAC) by investing in the PRIAC Guaranteed Income Fund. The principal investments underlying the guarantee are high-quality fixed income instruments mainly consisting of intermediate term bonds and commercial mortgages, within a general account. As discussed in Note 2, the PRIAC Guaranteed Income Fund is included in the statements of net assets available for benefits at contract value, which approximates fair value.

PRIAC prospectively guaranteed the interest rates credited for the PRIAC Guaranteed Income Fund for six months. The guaranteed interest rate is determined by Prudential Financial, the parent company of PRIAC. Prudential Financial determines the guaranteed rate of interest based on its projected investment earnings, the current interest environment, its investment expenses, and a profit and risk component for the six-month period. The interest rate ranged from 4.00% to 4.15%, less asset charges of 0.30% for 2008. The minimum crediting interest rate under the terms of the contract is 1.50%. The Plan’s investment in the PRIAC Guaranteed Income Fund had an average net yield of 3.70% for the year ended December 31, 2008.

In the event that total distributions or transfers in the PRIAC Guaranteed Income Fund within a calendar year exceed pre-determined thresholds, the Plan’s ability to transact with the PRIAC Guaranteed Income Fund (the “Fund”) would be restricted and could result in the Fund not being fully benefit-responsive. Such event would also limit the Plan’s ability to transact at contract value with the Plan participants. The Plan Administrator, however, believes that the occurrence of such an event is not probable.

6. PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are invested in the PRIAC Guaranteed Income Fund and pooled separate accounts managed by PRIAC, a wholly-owned subsidiary of Prudential Financial. Prudential Bank & Trust Company, FSB, another wholly-owned subsidiary of Prudential Financial, is the Plan’s trustee. Prudential Financial is also the Plan’s recordkeeper. As such, transactions with Prudential qualify as party-in-interest transactions under ERISA. The Plan also pays fees to its plan auditor and an outside fiduciary who are considered parties-in-interest. Fees paid to the auditor and fiduciary totaled approximately $25,000 for the year ended December 31, 2008. The fees above are included in the expense ratios charged on the investments and are netted against investment earnings. In addition, the Plan held an investment in common stock shares of the Plan sponsor until July 2007 (see note 3). These transactions qualify as party-in-interest transactions.

7. INCOME TAX STATUS

The Plan obtained its latest determination letter on April 28, 2004, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan qualifies and the related trust is tax exempt.

8. PARTICIPANT WITHDRAWALS AND DISTRIBUTIONS

At December 31, 2008, there were no distributions outstanding on accounts of participants who had elected to withdraw from participation in the Plan but had not been paid.

9. AUTOMATIC ENROLLMENT

Effective December 1, 2008, all newly hired employees will be automatically enrolled in the Plan upon reaching eligibility and will contribute 3% of pre-tax compensation. Eligible employees not participating on December 1, 2008 will also be automatically enrolled in the Plan and contribute 3% of pre-tax compensation. Beginning April 1, 2009, all enrolled employees who contribute less than 10% of pre-tax compensation will be subject to a new auto-escalation feature; employee pre-tax contribution will automatically increase each year up to a maximum amount of 10% on the anniversary date of April 1st. Employees may make an affirmative election to contribute a different amount or cease contributing within the election period.

Maxwell Technologies, Inc. 401(k) Savings Plan

Supplemental Schedule

EIN: 95-2390133

Plan No.: 001

Schedule of Assets (Held at End of Year) - Schedule H, Line 4i

December 31, 2008

(a)	(b) Identity of Issue	(c) Description of Asset	(e) Current Value
*	Prudential Guaranteed Income Fund	Insurance general account	$15,079,916
*	Prudential Dryden S&P Index Fund	Pooled separate account	1,910,228
*	Prudential Core Bond Enhanced Index Fund	Pooled separate account	373,435
*	Prudential Large Cap Value – Lsv Asset Management	Pooled separate account	497,582
*	Prudential Large Cap Growth – Turner	Pooled separate account	1,692,858
*	Prudential Small Cap Growth – Timessquare	Pooled separate account	424,705
*	Prudential Mid Cap Value – Wellington Management	Pooled separate account	303,293
*	Prudential Mid Cap Growth – Artisan Partners	Pooled separate account	1,258,866
*	Prudential Retirement Goal 2010 Fund	Pooled separate account	490,312
*	Prudential Retirement Goal 2020 Fund	Pooled separate account	2,907,425
*	Prudential Retirement Goal 2030 Fund	Pooled separate account	544,795
*	Prudential Retirement Goal 2040 Fund	Pooled separate account	300,834
*	Prudential Retirement Goal Income Fund	Pooled separate account	160,174
*	Prudential International Blend/Artio	Pooled separate account	1,016,936
	Vanguard Funds – Value Index	Mutual funds	13,753
	Vanguard Funds – Small Cap Index	Mutual funds	6,459
	Vanguard Funds – GR Index	Mutual funds	21,547
	Vanguard Funds – Mid Cap Ind Fund	Mutual funds	19,908
	Royce Total Return Fund	Mutual funds	364,103
*	Participant loans	5% - 9.25% interest; various maturities	258,988

	Total		$27,646,117

*	Party-in-interest to the Plan.

Cost of assets is not required to be disclosed since all investments are participant directed.

See Report of Independent Registered Public Accounting Firm.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Maxwell Technologies, Inc. 401(k) Savings Plan

Date: June 23, 2009	/s/ Kevin S. Royal
Kevin S. Royal, Senior VP of Finance & IT, Treasurer, Corporate Secretary and Chief Financial Officer (Principal Financial and Accounting Officer)